Exhibit 99.1

News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Receives Waivers in Respect to 8.15% Debentures and CTR Debt

MONTREAL, April 25, 2005 - SR Telecom™ Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has received a waiver from the required majority of its Debenture holders extending the maturity date of the Corporation’s 8.15% Debentures, due April 22, 2005, to June 30, 2005, unless otherwise agreed to by the required majority of the Debenture holders. SR Telecom has also received a waiver from the lenders to its service provider subsidiary in Chile, Comunicacion y Telefonia Rural S.A. (CTR). CTR’s lenders, Export Development Canada and the Inter-American Development Bank, have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to May 1, 2005.

The waivers have been granted pending final agreements from the restricted group of Debenture holders and CTR’s lenders with respect to the Corporation’s proposed recapitalization initiative, which was announced on April 18, 2005.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance, financial condition and financing plans of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that all of the forward-looking statements in this news release are qualified by these cautionary statements and actual results or developments may differ from expected results or developments and that such differences may be significant. The Corporation expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

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